Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

CHAIRMAN’S STATEMENT

In the first half of 2019, under the guidance of the strategic goal of “China Life Revitalization”, the Company concentrated on high-quality development, actively served the real economy, prevented and mitigated financial risks, and vigorously pushed forward various reforms, which kicked off a good beginning of “China Life Revitalization”. I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s achievements made in the first half of the year, and describe its journey of “reforming and restructuring”.

As at 30 June 2019, net profit attributable to equity holders of the Company was RMB37,599 million, rising by 128.9% year-on-year. The Company’s gross written premiums amounted to RMB377,976 million, an increase of 4.9% year-on-year. The value of half year’s sales reached RMB34,569 million, an increase of 22.7% year-on-year. The embedded value of the Company amounted to RMB886,804 million, rising by 11.5% from the end of 2018. Total assets of the Company were RMB3.48 trillion, remaining the first place in the life insurance industry. The core solvency ratio and the comprehensive solvency ratio were 258.62% and 269.09%, respectively.

Commission File Number 001-31914

Looking back on the first half of 2019, the Company centered on the strategic goal of “China Life Revitalization”, adhered to the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”, formulated development plans and carried out strategic initiatives, which enabled the Company to strengthen its market position, enhance its brand image and consolidate its comprehensive strength. Firstly, the core business recorded a rapid growth. With an emphasis on business value growth, the Company’s first-year regular premiums with a payment duration of ten years or longer rose by 68.0% year- on-year. Protection-oriented business developed rapidly, with the percentage of premiums from designated protection-oriented products in the first-year regular premiums increasing by 5.0 percentage points year- on-year. Secondly, the sales force expanded in size with the quality enhanced simultaneously. As at the end of the Reporting Period, the total number of sales force from all channels amounted to about 1.9 million, an increase of 7.2% from the end of 2018. The quality of the sales force was significantly improved. Thirdly, investment income grew remarkably. The Company held the investment philosophy of making long-term investment, value investment and prudent investment, and achieved satisfactory investment returns by actively making allocation in core assets and effectively catching market trading opportunities. As at the end of the Reporting Period, the Company’s investment assets reached RMB3.30 trillion, an increase of 6.4% from the end of 2018, and the gross investment yield was 5.78%, an increase of 200 BPs year-on-year. Fourthly, technology played an increasingly important role in the Company’s business development and operation. The Company kicked off its 3-year action plan for “Technology- driven China Life” initiative in all aspects, aiming to empower the whole insurance value chain. With the use of technologies such as Big Data and Artificial Intelligence, the Company offered hi-tech applications to its customers, sales force and field offices, which consistently expanded the ecosystem of China Life in relation to digital services. Fifthly, the Company’s service capability was increasingly strengthened. By focusing on customer experience, the Company consistently optimized its service processes and scenarios, and made 70 upgrades to offer “smoother”, “faster”, “smarter” and “more caring” services. As a result, the efficiency of its services was enhanced significantly. Sixthly, the Company shouldered social responsibilities for public interest. During the Reporting Period, the Company underwrote an insured sum of RMB319 trillion for the public on a cumulative basis, and carried out supplementary major medical expenses insurance business, long-term care insurance business, and supplementary business in relation to policy-oriented medical insurance that covered 28 provinces through more than 300 projects. The Company developed exclusive products for the “Belt and Road Initiative”, offering insurance protection for Chinese medical teams in Africa. The Company also increased investments of over RMB40 billion in the real economy. In playing the role of insurance for targeted poverty alleviation, the Company made claims payments of nearly RMB2 billion to poverty-stricken people in relation to supplementary major medical expenses insurance business, with the number of beneficiaries exceeding 1 million. Seventhly, the Company’s capability in risk prevention and control was improved comprehensively. The Company further improved the top-level design for risk management, strengthened the administration of risk control at the grass-root level, improved the synergistic mechanism, comprehensively conducted risk investigations and governance activities, and steadily pushed forward the construction of an intelligent risk control system. Eighthly, reforms and innovation were carried out in great depth. We kicked off the “Dingxin Project” under the guidance of the strategic goal of “China Life Revitalization”, and devised a comprehensive plan for our reform and transformation in the future. Through the “Dingxin Project”, we shall structure a new development layout to enhance our ability to create business values. We shall enhance our investment returns through the establishment of a market-oriented investment management system, and strengthen technology-driven development and operation support in order to enhance the overall efficiency of the Company. In addition, we shall optimize the market-oriented incentive and restraint mechanism as well as the talent development mechanism so as to increase the vitality of our staff and sales force.

Commission File Number 001-31914

In the second half of 2019, upon our sound foundation, we shall further accelerate our business development and concentrate on business value growth; carry out in-depth reforms steadily in a bid to promote the implementation of the “Dingxin Project” with satisfactory results; consistently push forward the transformation of sales force and facilitate the integration of business sales and training in great depth in order to increase the productivity of sales force; continue to focus on the markets in large- and medium-sized cities and consolidate our leading positions in rural markets; expand the R&D function and speed up technology application and incubation for the purpose of enhancing the digitalization of the Company; and strictly comply with regulatory requirements to strengthen the management and control of risk sources.

In spite of any challenges ahead, we are determined to make continuous progress. We shall maintain strategic consistency, uphold the strategic goal of “China Life Revitalization”, stick to the designated blueprint all along, and work concertedly for reforms with keen determination. We shall strive to reward people from all walks of life who care and are concerned about the development of China Life with our outstanding operating results.

Commission File Number 001-31914

FINANCIAL SUMMARY

I.	MAJOR FINANCIAL DATA AND INDICATORS

			RMB million
	As at 30 June 2019[1]	As at 31 December 2018	Increase/ Decrease from the end of 2018
Total assets	3,479,860	3,254,403	6.9%
Including: Investment assets[2]	3,304,129	3,104,014	6.4%
Equity holders’ equity	368,434	318,371	15.7%
Ordinary share holders’ equity per share[3] (RMB per share)	12.76	10.99	16.1%
Ratio of assets and liabilities[4] (%)	89.26	90.07	A decrease of 0.81 percentage point
	January to June 2019[1]	January to June 2018	Increase/ Decrease from the corresponding period in 2018
Total revenues	448,221	401,690	11.6%
Including: Net premiums earned	361,297	348,985	3.5%
Profit before income tax	38,893	21,447	81.3%
Net profit attributable to equity holders of the Company	37,599	16,423	128.9%
Net profit attributable to ordinary share holders of the Company	37,403	16,235	130.4%
Earnings per share (basic and diluted)[3] (RMB per share)	1.32	0.57	130.4%
Weighted average ROE (%)	11.14	5.11	An increase of 6.03 percentage points
Net cash inflow/(outflow) from operating activities	150,290	44,172	240.2%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	5.32	1.56	240.2%

Notes:

1.  The interim financial results for the Reporting Period are unaudited.

2.  Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits - restricted + Investment properties + Investments in associates and joint ventures

3.  In calculating the percentage changes of “Ordinary share holders’ equity per share”, “earnings per share (basic and diluted)” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.  Ratio of assets and liabilities = Total liabilities/Total assets

Commission File Number 001-31914

II.	MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million

Major Items of the Consolidated Statement of Financial Position	As at 30 June 2019	As at 31 December 2018	Change	Main Reasons for Change

Held-to-maturity securities	874,383	806,717	8.4%	An increase in the allocation of bonds

Available-for-sale securities	932,947	870,533	7.2%	An increase in the allocation and fair value of equity investments in available- for-sale securities

Securities at fair value through profit or loss	138,366	138,717	-0.3%	–

Securities purchased under agreements to resell	3,247	9,905	-67.2%	The needs for liquidity management

Cash and cash equivalents	57,259	50,809	12.7%	The needs for liquidity management

Loans	505,669	450,251	12.3%	An increase in the scale of trust schemes and policy loans

Investment properties	9,793	9,747	0.5%	–

Investments in associates and joint ventures	219,560	201,661	8.9%	New investments in associates and joint ventures

Commission File Number 001-31914

				RMB million

Major Items of the Consolidated Statement of Financial Position	As at 30 June 2019	As at 31 December 2018	Change	Main Reasons for Change

Deferred tax assets	57	1,257	-95.5%	Affected by an increase in the fair value of available-for-sale securities

Insurance contract	2,457,077	2,216,031	10.9%	The accumulation of insurance liabilities from new policies and renewal business

Investment contract	268,106	255,434	5.0%	An increase in the scale of universal insurance accounts

Securities sold under agreements to repurchase	90,496	192,141	-52.9%	The needs for liquidity management

Annuity and other insurance balances payable	50,931	49,465	3.0%	An increase in maturities payable

Interest-bearing loans and other borrowingsNote	20,195	20,150	0.2%	–

Bonds payable	34,989	–	N/A	Issuance of capital supplemental bonds

Deferred tax liabilities	8,312	–	N/A	Affected by an increase in the fair value of available-for-sale securities

Equity holders’ equity	368,434	318,371	15.7%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:   Interest-bearing loans and other borrowings include a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019, a three-year bank loan of EUR67 million with a maturity date on 18 January 2021, a five-year bank loan of GBP275 million with a maturity date on 27 June 2024, a six-month bank loan of EUR127 million with a maturity date on 11 July 2019 which is automatically renewed upon maturity pursuant to the terms of the agreement, and a three- month bank loan of USD5 million with a maturity date on 10 September 2019. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is a floating rate loan.

Commission File Number 001-31914

				RMB million

Major Items of the Consolidated Statement of Comprehensive Income	January to June 2019	January to June 2018	Change	Main Reasons for Change

Net premiums earned	361,297	348,985	3.5%	–

Life insurance business	307,009	303,940	1.0%	–

Health insurance business	46,989	37,616	24.9%	The expansion of health insurance business by the Company

Accident insurance business	7,299	7,429	-1.7%	–

Investment income	66,345	60,618	9.4%	An increase in interest income from fixed-income investment assets

Net realised gains on financial assets	3,786	(4,432)	N/A	An increase in spread income of stocks in available-for-sale securities

Net fair value gains through profit or loss	13,107	(7,460)	N/A	An increase in profit or loss in fair value of stocks in securities at fair value through profit or loss

Share of net profit of associates and joint ventures	5,665	4,136	37.0%	An increase in profits of certain associates

Other income	3,686	3,979	-7.4%	A decrease in commission fees from agency services for China Life Property and Casualty Insurance Company Limited

Insurance benefits and claims expenses	330,049	313,319	5.3%	The growth of insurance business

Investment contract benefits	4,617	4,829	-4.4%	A decrease in the settlement interest rate of certain universal insurance policies

Commission File Number 001-31914

				RMB million

Major Items of the Consolidated Statement of Comprehensive Income	January to June 2019	January to June 2018	Change	Main Reasons for Change

Policyholder dividends resulting from participation in profits	10,836	9,312	16.4%	An increase in investment yield from participating accounts

Underwriting and policy acquisition costs	45,595	35,707	27.7%	An increase in commissions of regular business due to the Company’s business growth and the optimization of its business structure

Finance costs	1,930	2,128	-9.3%	A decrease in interest paid for securities sold under agreements to repurchase

Administrative expenses	16,958	14,924	13.6%	The growth of business

Income tax	964	4,744	-79.7%	The impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs

Net profit attributable to equity holders of the Company	37,599	16,423	128.9%	An increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2019

In the first half of 2019, the Chinese economy generally maintained steady growth, and the situation at home and abroad was intricate and complex. Given that the uncertainties in the external environment brought about pressures and challenges to the insurance market, the insurance industry increasingly deepened transformation and upgrade, and the life insurance industry moved towards high-quality development. During the Reporting Period, the Company firmly concentrated on the strategic goal of “China Life Revitalization” with “Dual Centers and Dual Focuses” as its strategic core and adhered to the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. By adopting a “customer-oriented” approach and concentrating on local branches and field offices, and sticking to the fundamental requirement of high-quality development, the Company pushed forward various tasks in an active and prudent manner. For the first half of 2019, the core business of the Company developed rapidly and its business structure was optimized consistently, which resulted in a significant growth in its business value. The Company’s sales force was enhanced in both quantity and quality, its investment income increased significantly, and its profitability was improved substantially. In the meanwhile, technology-empowered operation became a new driving force for the Company’s business development. The Company has made a fresh headway in an all- round way.

During the Reporting Period, the Company’s gross written premiums amounted to RMB377,976 million, an increase of 4.9% year-on-year. As at 30 June 2019, the embedded value of the Company reached RMB886,804 million, an increase of 11.5% from the end of 2018. The value of half year’s sales was RMB34,569 million, an increase of 22.7% year-on-year. During the Reporting Period, the Company’s gross investment income reached RMB88,923 million, an increase of 68.0% year-on- year. Net profit attributable to equity holders of the Company was RMB37,599 million, an increase of 128.9% year-on-year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 258.62% and 269.09%, respectively.

Commission File Number 001-31914

Key Performance Indicators for the First Half of 2019

	RMB million

	January to June 2019	January to June 2018

Gross written premiums	377,976	360,482
Premiums from new policies	127,845	125,321
Including: First-year regular premiums	83,133	81,712
First-year regular premiums with a payment duration of ten years or longer	38,082	22,669
Renewal premiums	250,131	235,161
Gross investment income	88,923	52,937
Net profit attributable to equity holders of the Company	37,599	16,423
Value of half year’s sales	34,569	28,166
Including: Exclusive individual agent channel	30,378	24,077
Bancassurance channel	4,039	3,887
Group insurance channel	152	202
Policy Persistency Rate (14 months)[1] (%)	86.10	92.30
Policy Persistency Rate (26 months)[1] (%)	87.00	86.80
Surrender Rate[2] (%)	1.43	4.30

	As at 30	As at 31
	June 2019	December 2018

Embedded value	886,804	795,052
Number of long-term in-force policies (hundred million)	2.97	2.85

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

Commission File Number 001-31914

During the Reporting Period, the Company continued to optimize its business structure. First-year regular premiums amounted to RMB83,133 million, which accounted for 98.79% in long-term first- year premiums, increasing by 9.79 percentage points year-on-year. In particular, first-year regular premiums with a payment duration of ten years or longer was RMB38,082 million (a year-on-year increase of 68.0%), which accounted for 45.81% of the first-year regular premiums (a year-on- year increase of 18.07 percentage points). Single premiums were RMB1,020 million, a decrease of 89.9% year-on-year, and the percentage of single premiums in long-term first-year premiums was reduced to 1.21% from 11.00% of the corresponding period in 2018. Renewal premiums amounted to RMB250,131 million (a year-on-year increase of 6.4%), which accounted for 66.18% of the gross written premiums, a slight increase compared to the same period in 2018.

During the Reporting Period, the Company’s business value was improved significantly. The value of half year’s sales of the Company was RMB34,569 million, rising by 22.7% year-on-year. The new business margin of half year’s sales of the exclusive individual agent channel and the bancassurance channel increased by 4.2 and 7.9 percentage points year-on-year, respectively. As at 30 June 2019, the embedded value of the Company was RMB886,804 million, rising by 11.5% from the end of 2018. The Company accelerated the development of long-term protection-oriented and long-term savings businesses, with its product structure continuously diversified. Out of the top ten insurance products by the first-year regular premiums, six were protection-oriented products. In the first half of 2019, protection-oriented business of the Company developed rapidly, the percentage of which in the first-year regular premiums increased by 5.0 percentage points year-on-year. As at the end of the Reporting Period, the number of long-term in-force policies was 297 million, an increase of 4.2% from the end of 2018.

During the Reporting Period, the Company recorded a gross investment income of RMB88,923 million, an increase of 68.0% year-on-year. Due to an increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs, net profit attributable to equity holders of the Company was RMB37,599 million, rising by 128.9% year- on-year.

Commission File Number 001-31914

II.	BUSINESS ANALYSIS

(I)	Insurance Business

1.	Gross written premiums categorized by business

	RMB million

	January to June 2019	January to June 2018	Change

Life Insurance Business	307,461	304,341	1.0%
First-year business	78,573	87,007	-9.7%
First-year regular	77,563	76,918	0.8%
Single	1,010	10,089	-90.0%
Renewal business	228,888	217,334	5.3%
Health Insurance Business	62,416	48,090	29.8%
First-year business	41,444	30,479	36.0%
First-year regular	5,523	4,709	17.3%
Single	35,921	25,770	39.4%
Renewal business	20,972	17,611	19.1%
Accident Insurance Business	8,099	8,051	0.6%
First-year business	7,828	7,835	-0.1%
First-year regular	47	85	-44.7%
Single	7,781	7,750	0.4%
Renewal business	271	216	25.5%

Total	377,976	360,482	4.9%

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB307,461 million, a year-on-year increase of 1.0%. Gross written premiums from the health insurance business amounted to RMB62,416 million, a year-on-year increase of 29.8%. Gross written premiums from the accident insurance business amounted to RMB8,099 million, a year-on-year increase of 0.6%.

Commission File Number 001-31914

2.	Gross written premiums categorized by channel

		RMB million

	January to	January to
	June 2019	June 2018

Exclusive Individual Agent Channel	290,556	272,233
First-year business of long-term insurance	64,652	61,566
First-year regular	64,529	61,442
Single	123	124
Renewal business	218,023	204,781
Short-term insurance business	7,881	5,886
Bancassurance Channel	47,357	55,998
First-year business of long-term insurance	17,327	27,457
First-year regular	17,315	18,819
Single	12	8,638
Renewal business	29,198	27,974
Short-term insurance business	832	567
Group Insurance Channel	16,798	14,986
First-year business of long-term insurance	1,507	2,137
First-year regular	622	797
Single	885	1,340
Renewal business	1,314	1,105
Short-term insurance business	13,977	11,744
Other Channels[1]	23,265	17,265
First-year business of long-term insurance	667	655
First-year regular	667	654
Single	–	1
Renewal business	1,596	1,301
Short-term insurance business	21,002	15,309

Total	377,976	360,482

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, online-sales, etc.
2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

In the first half of 2019, the Company recorded a rapid growth in its core business by consistently focusing on its business value growth and pushing forward business restructuring and product diversification. In particular, protection-oriented business saw rapid development and the business structure was continuously optimized. The Company firmly implemented the sales force development strategy of quality improvement and size expansion, and further strengthened its day-to-day management. As a result, the size of the sales force expanded steadily with its quality consistently improved. As at the end of the Reporting Period, the total number of sales force from all channels amounted to about 1.9 million.

Exclusive Individual Agent Channel. In the first half of 2019, centering on business value growth, the exclusive individual agent channel endeavored to transform and upgrade in its sales management, and strengthened the coordinated development among business, sales force and day-to-day management, so as to achieve continuous growth and its new business margin increased effectively. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB290,556 million, an increase of 6.7% year-on-year. First-year regular premiums from the channel were RMB64,529 million, an increase of 5.0% year-on-year, which accounted for 99.81% of long-term first-year premiums. In particular, the percentage of first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums was 51.74%, an increase of 19.14 percentage points year-on-year. New business margin of half year’s sales of the exclusive individual agent channel reached 36.6%, a year-on-year increase of 4.2 percentage points. Renewal premiums amounted to RMB218,023 million, an increase of 6.5% year-on-year. In the first half of 2019, the sales force of the exclusive individual agent channel was improved in both quantity and quality, and the expansion of the sales force vigorously drove the business growth. As at the end of the Reporting Period, the number of exclusive individual agents was 1.573 million, growing by 9.3% from the end of 2018. In the meantime, the quality of the sales force was improved consistently, with its monthly average productive agents increasing by 38.2% year-on- year. Moreover, the monthly average number of agents selling designated protection- oriented products rose substantially, representing an increase of 52.1% year-on-year.

Commission File Number 001-31914

Bancassurance Channel. In the first half of 2019, the bancassurance channel furthered its business restructuring by firmly concentrating on the long-term regular premium business, and the new business margin of half year’s sales of the channel improved constantly. During the Reporting Period, single premiums from the bancassurance channel were significantly reduced to RMB12 million from RMB8,638 million in the corresponding period of 2018, and gross written premiums from the channel were RMB47,357 million, a decrease of 15.4% year-on-year. First-year regular premiums were RMB17,315 million (a year-on-year decrease of 8.0%), which accounted for 99.93% of the long-term first year premiums (a year-on-year increase of 31.39 percentage points). In particular, first-year regular premiums with a payment duration of ten years or longer were RMB4,012 million (a year-on-year increase of 86.5%), which accounted for 23.17% of the first-year regular premiums (a year-on-year increase of 11.74 percentage points). New business margin of half year’s sales of the channel was 21.5%, rising by 7.9 percentage points year-on-year. Renewal premiums amounted to RMB29,198 million (a year-on-year increase of 4.4%), which accounted for 61.66% of the gross written premiums from this channel (a year-on-year increase of 11.70 percentage points). As at the end of the Reporting Period, the number of sales representatives of the bancassurance channel reached 0.241 million and the quality of the sales force of the channel was further improved, with the monthly average active insurance planners for long-term business increasing by 43.4% year-on-year.

Group Insurance Channel. In the first half of 2019, the group insurance channel consistently pushed forward diversified business development and strengthened business structural optimization, which therefore led to steady growth of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB16,798 million, an increase of 12.1% year-on-year. Short-term insurance premiums from the group insurance channel were RMB13,977 million, an increase of 19.0% year-on-year. The Company actively carried out the pilot program of tax deferred pension insurance business and consistently promoted the tax-advantaged health insurance business. As at the end of the Reporting Period, the number of direct sales representatives reached 0.079 million, among which the number of the high-performance representatives reached 0.051 million.

Commission File Number 001-31914

Other Channels. In the first half of 2019, gross written premiums from other channels reached RMB23,265 million, an increase of 34.8% year-on-year. The Company actively developed the policy-oriented health insurance businesses, including supplementary major medical expenses insurance and long-term care insurance, which consistently led the market. As at the end of the Reporting Period, the Company undertook a total of over 230 supplementary major medical expenses insurance projects, 30 long-term care insurance projects and 38 supplementary medial insurance projects for social security, providing services for nearly 400 million people in 28 provinces. The Company continued to explore the development of online insurance sales and intended to provide more convenient ways of insurance application and diversified financial services to its customers via various measures, such as establishing online malls, streamlining operation procedures and enriching insurance products, etc.

3.	Insurance contracts

	RMB million

	As at 30 June 2019	As at 31 December 2018	Change

Life insurance	2,291,420	2,081,822	10.1%
Health insurance	156,614	125,743	24.6%
Accident insurance	9,043	8,466	6.8%

Total of insurance contracts	2,457,077	2,216,031	10.9%

Including: residual marginNote	742,177	684,082	8.5%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 10.9% from the end of 2018, which is primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

Commission File Number 001-31914

4.	Analysis of claims and policyholder benefits

	RMB million

	January to June 2019	January to June 2018	Change

Insurance benefits and claims expenses	330,049	313,319	5.3%
Life insurance business	291,580	282,294	3.3%
Health insurance business	35,474	27,408	29.4%
Accident insurance business	2,995	3,617	-17.2%
Investment contract benefits	4,617	4,829	-4.4%
Policyholder dividends resulting from participation in profits	10,836	9,312	16.4%

During the Reporting Period, insurance benefits and claims expenses rose by 5.3% year- on-year due to the stable development of insurance business. In particular, life insurance business rose by 3.3% year-on-year due to the growth of life insurance business; health insurance business rose by 29.4% year-on-year due to the growth of health insurance business; accident insurance business decreased by 17.2% year-on-year due to the sequential differences in short-term insurance business. Investment contract benefits decreased by 4.4% year-on-year due to a decrease in the settlement interest rate of certain universal insurance policies. Policyholder dividends resulting from participation in profits increased by 16.4% year-on-year due to an increase in investment yield from participating accounts.

5.	Analysis of underwriting and policy acquisition costs and other expenses

	RMB million

	January to June 2019	January to June 2018	Change

Underwriting and policy acquisition costs	45,595	35,707	27.7%
Finance costs	1,930	2,128	-9.3%
Administrative expenses	16,958	14,924	13.6%
Other expenses	4,271	3,470	23.1%
Statutory insurance fund contribution	737	690	6.8%

During the Reporting Period, underwriting and policy acquisition costs increased by 27.7% year-on-year due to an increase in commissions of regular business as a result of the growth of the Company’s business and the optimization of its business structure. Finance costs decreased by 9.3% year-on-year due to a decrease in interest paid for securities sold under agreements to repurchase. Administrative expenses increased by 13.6% year-on-year as a result of its business growth.

Commission File Number 001-31914

(II)	Investment Business

Since 2019, the growth momentum of the global economy has declined gradually, along with the international trade frictions taking place frequently. The domestic economy generally remained stable but still under a downward pressure. In domestic bond market, the interest rate constantly fluctuated at a low level, and in domestic stock market, although it has been pulled back after a surge in the first quarter of 2019, the market saw a notable rise compared to the beginning of 2019. In the first half of 2019, the Company laid emphasis on asset-liability interaction from the perspective of assets and liabilities management. In respect of fixed income investments, the Company increased allocation particularly in bonds with long duration with preemptive actions by seizing allocation opportunities on interest rate trend and market supply. The Company also flexibly allocated to selected bank deposits and non-standard fixed-income investments, and strived to increase investment yields from allocation with stringent credit risk control. In respect of equity investments in the open market, the Company took active actions by capturing any opportunities arising in the equity market effectively and added exposure to long-term core assets at an attractive valuation level while catching short-term trading opportunities. During the pullback period of the market, the Company closely monitored risk exposure with disciplined rebalancing strategy, thus achieving satisfactory investment returns. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,304,129 million, an increase of 6.4% from the end of 2018.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million

	As at 30 June 2019		As at 31 December 2018
Investment category	Amount	Percentage	Amount	Percentage

Fixed-maturity financial assets	2,505,534	75.82%	2,407,236	77.55%
Term deposits	556,572	16.84%	559,341	18.02%
Bonds	1,352,911	40.95%	1,309,831	42.20%
Debt-type financial products[1]	377,681	11.43%	351,277	11.32%
Other fixed-maturity investments[2]	218,370	6.60%	186,787	6.01%
Equity financial assets	508,736	15.40%	424,656	13.68%
Common stocks	235,555	7.13%	178,710	5.76%
Funds[3]	121,841	3.69%	106,271	3.42%
Bank wealth management products	37,683	1.14%	32,854	1.06%
Other equity investments[4]	113,657	3.44%	106,821	3.44%
Investment properties	9,793	0.30%	9,747	0.31%
Cash and others[5]	60,506	1.83%	60,714	1.96%
Investments in associates and joint ventures	219,560	6.65%	201,661	6.50%

Total	3,304,129	100.00%	3,104,014	100.00%

Commission File Number 001-31914

Notes:

1.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2019 and 31 December 2018 were RMB1,004 million and RMB4,635 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, among the major types of investments, the percentage of bonds changed to 40.95% from 42.20% as at the end of 2018, the percentage of term deposits changed to 16.84% from 18.02% as at the end of 2018, the percentage of debt-type financial products increased to 11.43% from 11.32% as at the end of 2018, and the percentage of stocks and funds (excluding money market funds) increased to 10.79% from 9.03% as at the end of 2018.

The Company’s debt-type financial products mainly concentrated on the sectors such as transportation, public utilities and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 98% of the debt-type financial products were rated AAA or above by the external rating institutions. In general, the quality of the Company’s debt-type investment assets was in good condition and the debt risks were well controlled.

Commission File Number 001-31914

2.	Investment Income

		RMB million

	January to	January to
	June 2019	June 2018[1]

Gross investment income[2]	88,923	52,937
Net investment income[3]	72,030	64,829
Net income from fixed-maturity investments	56,274	51,492
Net income from equity investments	9,563	8,594
Net income from investment properties	20	75
Investment income from cash and others	508	532
Net income from investments in associates and joint ventures	5,665	4,136
Net realized gains on financial assets	3,786	(4,432)
Net fair value gains through profit or loss	13,107	(7,460)
Net investment yield[4]	4.66%	4.66%
Gross investment yield[5]	5.78%	3.78%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
3.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

4.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

5.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181×365

Commission File Number 001-31914

In the first half of 2019, the Company’s net investment income was RMB72,030 million, an increase of RMB7,201 million from the corresponding period of 2018, rising by 11.1% year-on-year. Given the low interest rate environment, the Company allocated to fixed income products and high-dividend stocks in advance by catching market opportunities and its net investment yield remained stable at 4.66%. In the equity investments, the Company balanced the allocation to long-term core assets and short-term trading. Coupled with the effect of the surge in the domestic stock market in the first half of 2019, the Company’s investment income rose significantly. The gross investment income of the Company reached RMB88,923 million, an increase of RMB35,986 million from the corresponding period of 2018. The gross investment yield was 5.78%, rising by 200 BPs from the corresponding period of 2018. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income1 was 8.25%, rising by 464 BPs from the corresponding period of 20182.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

III.	ANALYSIS OF SPECIFIC ITEMS

(I)	Profit before Income Tax

	RMB million

	January to June 2019	January to June 2018	Change

Profit before income tax	38,893	21,447	81.3%
Life insurance business	27,340	12,842	112.9%
Health insurance business	4,506	4,459	1.1%
Accident insurance business	459	85	440.0%
Other businesses	6,588	4,061	62.2%

[1]

Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181}×365

[2]	The figure of last year was adjusted on the same basis.

Commission File Number 001-31914

During the Reporting Period, profit before income tax from the life insurance business increased by 112.9% year-on-year due to an increase in investment income. Profit before income tax from the health insurance business increased by 1.1% year-on-year primarily due to the combined impact from an increase in both investment income and claims expenses. Profit before income tax from the accident insurance business increased by 440.0% year-on-year primarily due to an increase in investment income and a decrease in claims expenses. Profit before income tax from other businesses increased by 62.2% year-on-year primarily due to an increase in the income from investments in associates and joint ventures.

(II)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB57,259 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB556,572 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Commission File Number 001-31914

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million

	January to June 2019	January to June 2018	Change	Main Reasons for Change

Net cash inflow/(outflow) from operating activities	150,290	44,172	240.2%	A decrease in surrender payments and maturity payments

Net cash inflow/(outflow) from investing activities	(75,908)	(40,269)	88.5%	The needs for investment management

Net cash inflow/(outflow) from financing activities	(67,937)	5,462	N/A	The needs for liquidity management

Foreign exchange gains/(losses) on cash and cash equivalents	5	22	-77.3%	–

Net increase/(decrease) in cash and cash equivalents	6,450	9,387	-31.3%	–

Commission File Number 001-31914

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period.

		RMB million

	As at 30 June 2019 (unaudited)	As at 31 December 2018

Core capital	864,484	761,353
Actual capital	899,487	761,367
Minimum capital	334,270	303,872
Core solvency ratio	258.62%	250.55%
Comprehensive solvency ratio	269.09%	250.56%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio increased by 18.53 percentage points from the end of 2018, which was mainly due to a significant increase in investment income, the consistent improvement in business structure and the issuance of capital supplemental bonds.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

Commission File Number 001-31914

(V)	Business Operations of Our Main Subsidiaries and Affiliates

					RMB million

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit

China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	10,765	9,605	596

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”)	3,400	70.74% is held by the Company, and 3.53% is held by China Life Asset Management Company Limited	5,158	3,716	264

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%	91,001	22,791	1,608

China Guangfa Bank Co., Ltd.	The businesses approved by the CBIRC include commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	19,687	43.686%	2,480,962	158,971	7,191

Commission File Number 001-31914

IV.	TECHNOLOGY EMPOWERMENT, OPERATIONS AND SERVICES, RISK CONTROL AND MANAGEMENT

(I)	Technology Empowerment

During the first half of 2019, the Company kicked off its 3-year action plan for the “Technology-driven China Life” initiative in all aspects by applying technology empowerment in insurance whole value chain, with a view to supporting the high-quality development.

Technology-empowered Sales Team. Through the application of technologies such as Mobile Internet and Big Data, the Company optimized and upgraded digital applications for its sales team that supported the agents in their independent marketing and real-time management of sales teams, thus contributing to the transformation and upgrade of the Company’s sales model. For the first half of 2019, the online customer acquisition grew by 18% from the corresponding period of last year, the percentage of online sales force recruitment exceeded 55.6%, and the online sales team management recorded a three-fold increase from the corresponding period of last year. With 44.57 million customers being recommended to the sales team via the intelligent platform, 30% of them purchased long-term insurance policies.

Technology-empowered Field Offices. The application of “Internet of Things” technology promoted the expansion of Internet network, addition of intelligent electronic equipment and enrichment of information services for the Company’s field offices, which accelerated the real-time interconnection between different field offices and intelligent upgrade of daily office operations. In the first half of 2019, the total capacity of network bandwidth surged by 156% from the corresponding period of last year and the number of additional intelligent equipment was 85,000 sets. With a digitalized real-time interconnected platform featured with flat structure and visualization, communications and performance tracking between departments of the Company at all levels and frontline field offices were conducted through mobile means for 24 hours. The digitalized platform also provided field offices with real-time and cross-regional day-to-day operations, such as training, morning meetings, broadcast of activities, mobile office operations, and agency services for remote operations. All these would turn the field offices across China into the digital bases of the Company for further services expansion.

Technology-empowered Operation. The application of artificial intelligence technology facilitated the intelligent upgrade of whole-chain and whole-process operation, and a new driving force was derived from technological empowerment. To date, the Company offered 21 intelligent capabilities on its artificial intelligence platform to support 32 application scenarios. In the first half of 2019, the Company constantly optimized application scenarios, including intelligent underwriting, intelligent policy administration and intelligent claims settlement, and launched a financial robot using robotic process automation (RPA), which improved operating efficiency. The Company upgraded and optimized an artificial intelligence model for risk assessment of critical illness insurance, and the accuracy rate of fraudulent claims detection through investigation increased by 32.2% from the corresponding period of last year. The Company also launched an intelligent risk control system for anti-money laundering, with which the accuracy rate of high-risk identification rose by 52.3% as compared to the corresponding period of last year.

Commission File Number 001-31914

Construction of Digital Ecosystem. With the support of a digital platform, the Company deepened internal and external cooperation to create an open and “win-win” digital ecosystem. On the one hand, the Company consistently enriched the internal ecosystem. For the first half of 2019, the Company created more than 70 innovative applications; 1,076 applications were launched on the platform cumulatively and over 280 application and data services were made available for use on the platform, thus consistently enhancing the technology-empowered ecosystem. On the other hand, the Company actively integrated with the external ecosystem. By launching the application named “Shanghu Bao” on the digital platform, the Company has currently cooperated with 4,180 business partners in the way that the Company provided insurance products and platforms, whereas its business partners provided sales scenarios and customers.

(II)	Operations and Services

By adhering to the “customer-oriented” approach and concentrating on local branches and field offices, the Company focused on strengthening service quality and technology-driven development, and improved efficiency of operations and services as well as customer experience, with a view to vigorously driving the Company towards high-quality development.

Insurance product supply was constantly enriched. In the first half of 2019, for satisfying the demands of its customers, the Company developed a total of 46 new insurance products, including 11 life insurance products, 18 health insurance products, 14 accident insurance products and 3 annuity insurance products. Out of these new products, 42 were protection- oriented products and 4 were long-term savings products.

Commission File Number 001-31914

Customer experience was continuously improved with efficiency of operations enhanced significantly. In the first half of 2019, the Company further upgraded its operations and services by constantly promoting intensive, intelligent and ecological operations and services. Services became more accessible. Through the multi-media Customer Contact Center or a portal of China Life Insurance APP, customers could easily access to a variety of services provided by China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited, China Guangfa Bank Co., Ltd. and China Life AMP Asset Management Company Limited. The number of online registered users of China Life Insurance APP was over 67 million, with the monthly average number of active users increasing by 52%. The Company also launched a new one-stop enquiry service in relation to 14 types of customers’ rights and interests and a new one-click sales appointment. Services were more convenient and efficient. The Company constantly improved online services, with the utilization rate of paperless insurance application in the exclusive individual agent channel reaching 96%. The rate of automatic claims settlement rose by more than 30 percentage points as compared to that of 2018, and time required for making claims payment was shortened by 37% year-on-year. The Company also launched the service of “Claims Settlement for Critical Illness within One Day”. It consistently developed the service of 5-waiver direct claims payment which allowed the settlement of insurance benefits immediately following the discharge from hospitals, and the number of cooperating medical institutions was over 10,000. Services became smarter. The Company consistently improved differentiated underwriting policies and enhanced the application of artificial intelligence technology, with the rate of intelligent underwriting increasing by 8.7 percentage points year-on-year. The Company upgraded services provided by the “Intelligent Customer Service Robot” by launching voice services, with the number of intelligent customer services performed amounting to 23.4371 million. The Company also upgraded the service of “Intelligent Protection Estimate” to customize insurance protection plans for customers on family basis. Services were more caring. The Company further improved its VIP service system, widely promoted the “Five Exclusive VIP Services”, continuously expanded and upgraded the ecological services such as “Insurance + Sports”, “Insurance + Health”, and “Insurance + Rescue”, and continuously organized activities including “Little Painters of China Life”, “China Life 700 Running”, and “Health Hiking”, with the number of offline activities amounting to 2,371 and the number of customers actively participating such activities reaching 2.28 million. The Company further launched a number of featured VIP services, including domestic medical care advice, critical illness fast-track and global emergency assistance, etc.

In addition, the Company continuously promoted the implementation of the “Inclusive Healthcare Service” and “Integrated Aged-care” strategy, actively consolidated the resources of healthcare and medical services that covered all life cycles, accelerated the construction of an online platform for healthcare management services, and continuously pushed forward the development of an offline medical and healthcare resources network, so as to satisfy customers’ diversified needs for healthcare services. The Company also actively created an innovative model for the cooperation between medical care and insurance protection, and promoted application of the claims settlement model that integrated government and businesses in the form of “basic medical insurance + supplemental major medical expenses insurance + commercial insurance”. The Company will constantly promote the development and operation of the “Integrated Aged-care” projects, and actively explore pension investment models and investment layout to facilitate the integration of medical care and aged care services and to enhance the quality of aged care services.

Commission File Number 001-31914

(III)	Risk Control and Management

The Company consistently strengthened its efforts on internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as regulatory provisions and requirements, for the purpose of consolidating the line of defense against risks. Actively adapting to the new development of regulatory environment, the Company organized and carried out various risk investigations and rectification exercises. It consistently improved the risk management system of “China Risk Oriented Solvency System” (C-ROSS) and continuously updated the relevant work mechanisms, with its integrated risk rating maintaining at a satisfactory level. Benefiting from applicable theories and experiences in or outside China and taking into account the characteristics of the insurance industry, the Company explored new models for risk prevention and control in relation to unlawful funds raising and put more efforts on promotion and risk investigations, which enhanced the effects of risk management and control. The Company also optimized its ex-ante, halfway and ex-post system of sales risk management and promoted the application of the pre-warning system of sales risks. It constantly pushed forward the establishment of the internal control system and the assessment on and inspection of internal control for the purpose of enhancing the effectiveness of the internal control mechanism. The Company strengthened internal control and operation policies for anti-money laundering, launched a pilot program of the application of the anti-money laundering intelligent verification platform, and innovatively created the models of intelligent identification and intelligent verification with respect to insurance business, so that its ability to prevent and control the risk of money laundering was enhanced. The Company also strengthened compliance management, improved the compliance management system and its efficiency, with a view to promoting its standardized management and compliant operation. The Company further strengthened the organization and management of the internal audit, actively exerted the supervision and services functions of internal audit, carried out the tasks such as economic responsibility audit and the audit on assets and liabilities management system. With a focus on its strategic objectives, the Company conducted special audits to support its in-depth reforms. The Company continuously stepped up its efforts on the application of audit results and strengthened rectification exercises, thus further contributing to the healthy development of the Company.

V.	FUTURE PROSPECT AND RISK ANALYSIS

(I)	Industry Landscape and Development Trends

Currently, the life insurance industry is still at an important stage full of strategic development opportunities. The internal and external environments faced by the industry are complicated and ever changing, and there is still a long way to go for risk prevention and mitigation. Despite the above, with “insurance returning to its due role of protection”, the ability of the life insurance industry in managing social risks will continue to increase and the public’s awareness of insurance will be increasingly enhanced. With the rapid aging of the population, the gradual increase in urbanization rate and the implementation of a Healthy China strategy, there will be an enormous room for the development of the life insurance industry. The Company, being at the stage filled with precious strategic development opportunities, will face both opportunities and challenges. Insurers in the insurance market will be required to better satisfy the needs of customers, focus on the growth of business value, and consistently develop new driving forces, with a view to transforming “crises” into “opportunities” and maintaining healthy development.

Commission File Number 001-31914

(II)	Development Strategies and Business Plans

In the second half of 2019, the Company will take high-quality development as its fundamental requirements, adhere to the overall keynote of making progress with stability, closely upholding the strategic goal of “China Life Revitalization” and the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. In particular, by adopting a “customer-oriented” approach and concentrating on local branches and field offices, the Company will focus on business value growth and the individual insurance business, push forward the transformation from being sales-oriented to attaching equal importance to sales and services, the transformation from being human-driven to being human-and technology-driven, as well as the transformation from being scale-oriented to the coordination of scale and value. The Company is committed to a life insurance development path with China Life characteristics. It is the mission of the Company to safeguard the happy lives of people and strive to become a world-class life insurance company.

(III)	Potential Risks and Measures to be Taken

In the second half of 2019, the Company will consistently enhance its analysis on complex risk factors, and strive to drive itself towards high-quality development. The major risk factors that may have an impact on the Company’s future development strategy and business objectives include:

Risks relating to macro trends. The global economic growth has slowed down, the economic and trade frictions between major economies have escalated, and volatility has occurred in the stock market and foreign exchange market of major emerging countries. With an increasing downward pressure on the domestic economy and a slowdown in the growth of consumption, the real economy will confront a variety of difficulties and structural contradictions will still exist. The above factors may affect the insurance industry through multiple channels such as financial markets and consumer demands, which may in turn have certain adverse effects on the business development of the Company.

Risks relating to insurance business. The new models and new industry trends brought by new technological revolution will create challenges for the traditional business expansion models. As the industry accelerates its transformation, the competition in business with high value and in the individual market will be increasingly intensified. Hence, the pressure on internal control management will be higher. In addition, due to an extensive distribution of its business outlets and a greater number of sales representatives, the Company will have a relatively high possibility of risks such as fraudulent fundraising and misleading sales practices. The above factors may have adverse impacts on the stable business growth of the Company.

Commission File Number 001-31914

Risks relating to investment business. In the event that the domestic and international economies do not grow as expected, the volatility of financial markets may become greater and the market risks relating to investment portfolios and credit risk may increase. The Company will probably develop new investment channels, adopt new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate movements. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may impact the Company’s profitability to a certain extent.

Risks relating to network security. When any of the unsafe factors such as natural disasters, man-made disasters, criminal activities, large-scale network paralysis or any other events that are beyond the control of the Company occurs, the computer system of the Company may be interrupted or exposed to security vulnerability. The Company has been adopting various security measures and backup plans to guard against or mitigate the probability of system breakdown. During the first half of 2019, the Company has not experienced situations where such security breakdown and vulnerability affected its operations. In the future, the Company will consistently enhance its capability of preventing and controlling network risks through measures such as the routine management of network security.

The Company will put more effort in analyzing and identifying macro-economic trends, closely monitor market developments, enhance the capability of risk prevention and control, and strengthen the management and control of risk sources. Also, the Company will speed up the “Technology-driven China Life” initiative, promote application of technical achievements, and further empower the Company with the aid of FinTech.

The Company believes that it will have sufficient capital to meet its insurance business expenditure and new general investment needs in the second half of 2019. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

Commission File Number 001-31914

INTERIM RESULTS3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2019

		Unaudited For the six months ended 30 June
		2019	2018

	Notes	RMB million	RMB million

REVENUES
Gross written premiums		377,976	360,482
Less: premiums ceded to reinsurers		(2,641)	(2,433)

Net written premiums		375,335	358,049
Net change in unearned premium reserves		(14,038)	(9,064)

Net premiums earned		361,297	348,985

Investment income	1	66,345	60,618
Net realised gains on financial assets	2	3,786	(4,432)
Net fair value gains through profit or loss	3	13,107	(7,460)
Other income		3,686	3,979

Total revenues		448,221	401,690

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(83,821)	(177,897)
Accident and health claims and claim adjustment expenses		(21,819)	(17,483)
Increase in insurance contract liabilities		(224,409)	(117,939)
Investment contract benefits		(4,617)	(4,829)
Policyholder dividends resulting from participation in profits		(10,836)	(9,312)
Underwriting and policy acquisition costs		(45,595)	(35,707)
Finance costs		(1,930)	(2,128)
Administrative expenses		(16,958)	(14,924)
Other expenses		(4,271)	(3,470)
Statutory insurance fund contribution		(737)	(690)

Total benefits, claims and expenses		(414,993)	(384,379)

[3]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2019

		Unaudited For the six months ended 30 June
		2019	2018

	Notes	RMB million	RMB million

Share of profit of associates and joint ventures, net		5,665	4,136

Profit before income tax	4	38,893	21,447
Income tax	5	(964)	(4,744)

Net profit		37,929	16,703

Attributable to:
– Equity holders of the Company		37,599	16,423
– Non-controlling interests		330	280

Basic and diluted earnings per share	6	RMB1.32	RMB0.57

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		42,263	(6,767)
Amount transferred to net profit from other comprehensive income		(4,759)	4,420
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(11,144)	(1,073)
Share of other comprehensive income of associates and joint ventures under the equity method		378	569
Exchange differences on translating foreign operations		65	(136)
Income tax relating to components of other comprehensive income		(6,586)	738

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		20,217	(2,249)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		–	–

Other comprehensive income for the period, net of tax		20,217	(2,249)

Total comprehensive income for the period, net of tax		58,146	14,454

Attributable to:
– Equity holders of the Company		57,777	14,172
– Non-controlling interests		369	282

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2019	2018

	RMB million	RMB million

Debt securities
– held-to-maturity securities	18,240	16,738
– available-for-sale securities	10,444	11,248
– at fair value through profit or loss	1,760	1,829
Equity securities
– available-for-sale securities	8,994	7,838
– at fair value through profit or loss	569	756
Bank deposits	13,531	11,185
Loans	12,679	10,822
Securities purchased under agreements to resell	128	202

Total	66,345	60,618

For the six months ended 30 June 2019, the interest income included in investment income was RMB56,782 million (for the six months ended 30 June 2018: RMB52,024 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2019	2018

	RMB million	RMB million

Debt securities
Realised gains (i)	2,956	(13)
Impairment (ii)	(922)	(12)

Subtotal	2,034	(25)

Equity securities
Realised gains (i)	4,196	(3,151)
Impairment (ii)	(2,444)	(1,256)

Subtotal	1,752	(4,407)

Total	3,786	(4,432)

Commission File Number 001-31914

(i)	Realised gains were generated mainly from available-for-sale securities.

(ii)

During the six months ended 30 June 2019, the Group recognised an impairment charge of RMB791 million (for the six months ended 30 June 2018: RMB478 million) of available-for-sale funds, an impairment charge of RMB1,653 million (for the six months ended 30 June 2018: RMB778 million) of available-for-sale common stocks, an impairment charge of RMB919 million (for the six months ended 30 June 2018: nil) of loans and an impairment charge of RMB3 million (for the six months ended 30 June 2018: RMB12 million) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June

	2019	2018

	RMB million	RMB million

Debt securities	277	595
Equity securities	12,765	(6,684)
Stock appreciation rights	(132)	189
Financial liabilities at fair value through profit or loss	(207)	118
Derivative financial liabilities	404	(1,678)

Total	13,107	(7,460)

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2019	2018

	RMB million	RMB million

Employee salaries and welfare costs	8,064	6,784
Housing benefits	557	495
Contribution to the defined contribution pension plan	1,277	1,179
Depreciation and amortisation	2,030	1,262
Foreign exchange losses/(gains)	(30)	(102)

Commission File Number 001-31914

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2019	2018

	RMB million	RMB million

Current taxation – enterprise income tax	(1,962)	5,756
Deferred taxation	2,926	(1,012)

Taxation charges	964	4,744

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2018: same) is as follows:

	For the six months ended 30 June
	2019	2018

	RMB million	RMB million

Profit before income tax	38,893	21,447

Tax computed at the statutory tax rate	9,723	5,362
Adjustment on current income tax of previous period (i)	(5,228)	(324)
Non-taxable income (ii)	(3,716)	(2,807)
Expenses not deductible for tax purposes (ii)	69	2,460
Unused tax losses	21	30
Tax losses utilised from previous periods	–	(52)
Others	95	75

Income tax at the effective tax rate	964	4,744

(i)

According to Cai Shui [2019] No. 72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to the subsequent years. This notice issued above was effective from 1 January 2019 and applicable to 2018’s final settlement and payment of enterprise income tax filing. Accordingly, the Company’s current income tax was deducted by RMB5,154 million regarding to 2018’s final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

(c)	As at 30 June 2019 and 31 December 2018, the amount of deferred tax assets and liabilities are as follows:

	As at	As at
	30 June	31 December
	2019	2018

	RMB million	RMB million

Deferred tax assets	9,535	10,160
Deferred tax liabilities	(17,790)	(8,903)

Net deferred tax assets	57	1,257
Net deferred tax liabilities	(8,312)	–

As at 30 June 2019 and 30 June 2018, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total

	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	344	1,385	(717)	1,012
(Charged)/credited to other comprehensive income
– Available-for-sale securities	–	410	–	410
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	268	–	–	268
– Others	–	60	–	60

As at 30 June 2018	(6,125)	1,361	1,643	(3,121)

As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	646	(2,967)	(605)	(2,926)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	–	(9,401)	–	(9,401)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,786	–	–	2,786
– Others	–	29	–	29

As at 30 June 2019	(1,876)	(8,412)	2,033	(8,255)

Commission File Number 001-31914

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long- term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of International Financial Reporting Standards in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

(d)	An analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	30 June	31 December
	2019	2018

	RMB million	RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	4,557	3,947
– deferred tax assets to be recovered within 12 months	4,978	6,213

Subtotal	9,535	10,160

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(14,750)	(7,490)
– deferred tax liabilities to be settled within 12 months	(3,040)	(1,413)

Subtotal	(17,790)	(8,903)

Total, net	(8,255)	1,257

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2019 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2018: same).

7	DIVIDENDS

A dividend in respect of 2018 of RMB0.16 (inclusive of tax) per ordinary share, totalling RMB4,522 million, was approved at the Annual General Meeting on 30 May 2019.

A distribution of RMB196 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in the first half year of 2019 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2019

	Unaudited As at 30 June 2019	Audited As at 31 December 2018

	RMB million	RMB million

ASSETS
Property, plant and equipment	48,225	47,281
Right-of-use assets	2,885	–
Investment properties	9,793	9,747
Investments in associates and joint ventures	219,560	201,661
Held-to-maturity securities	874,383	806,717
Loans	505,669	450,251
Term deposits	556,572	559,341
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	932,947	870,533
Securities at fair value through profit or loss	138,366	138,717
Securities purchased under agreements to resell	3,247	9,905
Accrued investment income	43,671	48,402
Premiums receivable	41,710	15,648
Reinsurance assets	4,477	4,364
Other assets	34,706	33,437
Deferred tax assets	57	1,257
Cash and cash equivalents	57,259	50,809

Total assets	3,479,860	3,254,403

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2019

	Unaudited As at 30 June 2019	Audited As at 31 December 2018

	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	2,457,077	2,216,031
Investment contracts	268,106	255,434
Policyholder dividends payable	98,940	85,071
Interest-bearing loans and borrowings	20,195	20,150
Lease liabilities	2,505	–
Bonds payable	34,989	–
Financial liabilities at fair value through profit or loss	3,946	2,680
Derivative financial liabilities	–	1,877
Securities sold under agreements to repurchase	90,496	192,141
Annuity and other insurance balances payable	50,931	49,465
Premiums received in advance	2,480	46,650
Other liabilities	67,382	58,426
Deferred tax liabilities	8,312	–
Current income tax liabilities	187	2,630
Statutory insurance fund	725	558

Total liabilities	3,106,271	2,931,113

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	170,734	149,293
Retained earnings	161,644	133,022

Attributable to equity holders of the Company	368,434	318,371

Non-controlling interests	5,155	4,919

Total equity	373,589	323,290

Total liabilities and equity	3,479,860	3,254,403

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2019

	Unaudited
	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital	Other equity instruments	Reserves	Retained earnings

	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310

Net profit	–	–	–	16,423	280	16,703
Other comprehensive income	–	–	(2,251)	–	2	(2,249)

Total comprehensive income	–	–	(2,251)	16,423	282	14,454

Transactions with owners
Appropriation to reserves	–	–	3,300	(3,300)	–	–
Dividends paid	–	–	–	(11,494)	–	(11,494)
Dividends to non-controlling interests	–	–	–	–	(147)	(147)
Others	–	–	(603)	–	–	(603)

Total transactions with owners	–	–	2,697	(14,794)	(147)	(12,244)

As at 30 June 2018	28,265	7,791	146,121	140,831	4,512	327,520

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

Effect of associates’ adoption of new accounting standards	–	–	16	(2,905)	–	(2,889)

As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401

Net profit	–	–	–	37,599	330	37,929
Other comprehensive income	–	–	20,178	–	39	20,217

Total comprehensive income	–	–	20,178	37,599	369	58,146

Transactions with owners
Appropriation to reserves	–	–	1,354	(1,354)	–	–
Dividends paid	–	–	–	(4,718)	–	(4,718)
Dividends to non-controlling interests	–	–	–	–	(133)	(133)
Others	–	–	(107)	–	–	(107)

Total transactions with owners	–	–	1,247	(6,072)	(133)	(4,958)

As at 30 June 2019	28,265	7,791	170,734	161,644	5,155	373,589

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2019

	Unaudited For the six months ended 30 June
	2019	2018

	RMB million	RMB million

Net cash inflow/(outflow) from operating activities	150,290	44,172

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	360,314	250,335
Purchases	(485,617)	(358,571)
Investments in associates and joint ventures	(16,122)	(7,313)
Decrease/(increase) in term deposits, net	2,815	190
Decrease/(increase) in securities purchased under agreements to resell, net	6,688	26,564
Interest received	61,167	59,569
Dividends received	8,552	8,163
Decrease/(increase) in policy loans, net	(13,705)	(18,132)
Net cash paid related to acquiring subsidiaries	–	(775)
Cash paid related to other investing activities	–	(299)

Net cash inflow/(outflow) from investing activities	(75,908)	(40,269)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(101,645)	14,753
Interest paid	(1,685)	(2,107)
Dividends paid to equity holders of the Company	(3,527)	(8,518)
Dividends paid to non-controlling interests	(133)	(147)
Proceeds from issue of bonds	34,988	–
Cash received from borrowings	26	730
Capital injected into subsidiaries by non-controlling interests	4,896	1,063
Cash paid related to other financing activities	(857)	(312)

Net cash inflow/(outflow) from financing activities	(67,937)	5,462

Foreign currency gains/(losses) on cash and cash equivalents	5	22

Net increase/(decrease) in cash and cash equivalents	6,450	9,387

Cash and cash equivalents
Beginning of period	50,809	48,586

End of period	57,259	57,973

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	56,056	57,379
Short-term bank deposits	1,203	594

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

Commission File Number 001-31914

	For the six months ended 30 June 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	307,461	62,416	8,099	–	–	377,976
– Term life	1,238	–	–	–	–
– Whole life	28,931	–	–	–	–
– Endowment	62,020	–	–	–	–
– Annuity	215,272	–	–	–	–
Net premiums earned	307,009	46,989	7,299	–	–	361,297
Investment income	61,445	3,653	220	1,027	–	66,345
Net realised gains on financial assets	3,551	211	13	11	–	3,786
Net fair value gains through profit or loss	11,727	696	42	642	–	13,107
Other income	485	30	–	3,910	(739)	3,686
Including: inter-segment revenue	–	–	–	739	(739)	–

Segment revenues	384,217	51,579	7,574	5,590	(739)	448,221

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(82,129)	(1,673)	(19)	–	–	(83,821)
Accident and health claims and claim adjustment expenses	–	(18,874)	(2,945)	–	–	(21,819)
Increase in insurance contract liabilities	(209,451)	(14,927)	(31)	–	–	(224,409)
Investment contract benefits	(4,610)	(7)	–	–	–	(4,617)
Policyholder dividends resulting from participation in profits	(10,780)	(56)	–	–	–	(10,836)
Underwriting and policy acquisition costs	(34,449)	(7,448)	(2,648)	(1,050)	–	(45,595)
Finance costs	(1,484)	(89)	(5)	(352)	–	(1,930)
Administrative expenses	(10,614)	(3,583)	(1,335)	(1,426)	–	(16,958)
Other expenses	(2,850)	(254)	(67)	(1,839)	739	(4,271)
Including: inter-segment expenses	(696)	(40)	(3)	–	739	–
Statutory insurance fund contribution	(510)	(162)	(65)	–	–	(737)

Segment benefits, claims and expenses	(356,877)	(47,073)	(7,115)	(4,667)	739	(414,993)

Share of profit of associates and joint ventures, net	–	–	–	5,665	–	5,665

Segment results	27,340	4,506	459	6,588	–	38,893

Income tax						(964)

Net profit						37,929

Attributable to
– Equity holders of the Company						37,599
– Non-controlling interests						330

Other comprehensive income attributable to equity holders of the Company	18,497	1,098	67	516	–	20,178

Depreciation and amortisation	1,262	400	160	208	–	2,030

Commission File Number 001-31914

	For the six months ended 30 June 2018

	Life	Health	Accident	Others	Elimination	Total

	RMB million

Revenues
Gross written premiums	304,341	48,090	8,051	–	–	360,482
– Term life	1,750	–	–	–	–
– Whole life	20,551	–	–	–	–
– Endowment	71,150	–	–	–	–
– Annuity	210,890	–	–	–	–
Net premiums earned	303,940	37,616	7,429	–	–	348,985
Investment income	56,496	3,011	226	885	–	60,618
Net realised gains on financial assets	(4,195)	(223)	(17)	3	–	(4,432)
Net fair value gains through profit or loss	(6,627)	(353)	(25)	(455)	–	(7,460)
Other income	525	33	–	3,967	(546)	3,979
Including: inter-segment revenue	–	–	–	546	(546)	–

Segment revenues	350,139	40,084	7,613	4,400	(546)	401,690

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(176,405)	(1,477)	(15)	–	–	(177,897)
Accident and health claims and claim adjustment expenses	–	(13,976)	(3,507)	–	–	(17,483)
Increase in insurance contract liabilities	(105,889)	(11,955)	(95)	–	–	(117,939)
Investment contract benefits	(4,826)	(3)	–	–	–	(4,829)
Policyholder dividends resulting from participation in profits	(9,247)	(65)	–	–	–	(9,312)
Underwriting and policy acquisition costs	(26,424)	(5,322)	(2,379)	(1,582)	–	(35,707)
Finance costs	(1,735)	(92)	(7)	(294)	–	(2,128)
Administrative expenses	(9,814)	(2,432)	(1,378)	(1,300)	–	(14,924)
Other expenses	(2,455)	(187)	(75)	(1,299)	546	(3,470)
Including: inter-segment expenses	(517)	(27)	(2)	–	546	–
Statutory insurance fund contribution	(502)	(116)	(72)	–	–	(690)

Segment benefits, claims and expenses	(337,297)	(35,625)	(7,528)	(4,475)	546	(384,379)

Share of profit of associates and joint ventures, net	–	–	–	4,136	–	4,136

Segment results	12,842	4,459	85	4,061	–	21,447

Income tax						(4,744)

Net profit						16,703

Attributable to
– Equity holders of the Company						16,423
– Non-controlling interests						280

Other comprehensive income attributable to equity holders of the Company	(1,300)	(69)	(5)	(877)	–	(2,251)

Depreciation and amortisation	817	189	116	140	–	1,262

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2019 and the corresponding results as at 31 December 2018 are shown below:

Table 1

Components of Embedded Value			RMB million

ITEM		30 June 2019	31 December 2018

A	Adjusted Net Worth	446,295	386,054
B	Value of In-Force Business before Cost of Required Capital	491,012	454,786
C	Cost of Required Capital	(50,504)	(45,788)
D	Value of In-Force Business after Cost of Required Capital (B + C)	440,509	408,998
E	Embedded Value (A + D)	886,804	795,052

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2019 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales			RMB million

ITEM		30 June 2019	30 June 2018

A	Value of Half Year’s Sales before Cost of Required Capital	39,361	32,245
B	Cost of Required Capital	(4,792)	(4,079)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	34,569	28,166

Commission File Number 001-31914

Value of Half Year’s Sales by Channel

The value of half year’s sales for the 6 months ended 30 June 2019 by channel is shown below:

Table 3

Value of Half Year’s Sales by Channel		RMB million

	30 June	30 June
Channel	2019	2018

Exclusive Individual Agent Channel	30,378	24,077
Bancassurance Channel	4,039	3,887
Group Insurance Channel	152	202
Total	34,569	28,166

The new business margin of half year’s sales for the 6 months ended 30 June 2019 by channel is shown below:

Table 4

New Business Margin of Half Year’s Sales by Channel

	By FYP		By APE

	30 June	30 June	30 June	30 June
Channel	2019	2018	2019	2018

Exclusive Individual Agent Channel	36.6%	32.3%	36.6%	32.3%
Bancassurance Channel	21.5%	13.6%	21.5%	18.7%
Group Insurance Channel	0.6%	0.9%	0.6%	0.9%

Note:

FYP (First Year Premium) is the written premium used for calculation of the value of half year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first-year regular premiums and 10 percent of single premiums.

Commission File Number 001-31914

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 5

Analysis of Embedded Value Movement in the First Half Year of 2019		RMB million

ITEM

A	Embedded Value at the Start of Year	795,052

B	Expected Return on Embedded Value	32,053

C	Value of New Business in the Period	34,569

D	Operating Experience Variance	1,197

E	Investment Experience Variance	26,261

F	Methodology and Model Changes	14

G	Market Value and Other Adjustments	(1,392)

H	Exchange Gains or Losses	38

I	Shareholder Dividend Distribution and Capital Injection	(4,718)

J	Other	3,729

K	Embedded Value as at 30 June 2019 (sum A through J)	886,804

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

	B	Reflects expected impact of covered business, and the expected return on investments supporting the 2019 opening net worth.

	C	Value of half year’s sales for the 6 months ended 30 June 2019.

	D	Reflects the difference between actual operating experience in the first half year of 2019 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

	E	Compares actual with expected investment returns during the first half year of 2019.

	F	Reflects the effects of appraisal methodology and model enhancement.

	G	Change in the market value adjustment from the beginning of year 2019 to 30 June 2019 and other adjustments.

	H	Reflects the gains or losses due to changes in exchange rate.

	I	Reflects dividends distributed to shareholders during the first half year of 2019.

J

Other miscellaneous items including non-recurring impact to profit from the “Announcement on Policies Regarding the Pre-tax Deduction of Underwriting and Policy Acquisition Costs Incurred by Insurance Enterprises” released in 2019, and the impact on the Company’s equity from China Guangfa Bank Co., Ltd. adopting IFRS 9 on 1 January 2019 etc.

Commission File Number 001-31914

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 6
Sensitivity Results			RMB million

		Value of In-Force Business after Cost of Required Capital	Value of Half Year’s Sales after Cost of Required Capital

	Base case scenario	440,509	34,569

1.	Risk discount rate +50bps	420,835	32,891

2.	Risk discount rate -50bps	461,645	36,376

3.	Investment return +50bps	519,389	41,253

4.	Investment return -50bps	361,998	27,893

5.	10% increase in expenses	434,616	32,561

6.	10% decrease in expenses	446,401	36,577

7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	437,509	34,114

8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	443,510	35,026

9.	10% increase in lapse rates	440,035	33,978

10.	10% decrease in lapse rates	440,894	35,176

11.	10% increase in morbidity rates	434,549	33,390

12.	10% decrease in morbidity rates	446,606	35,753

13.	Allowing for diversification in calculation of VIF	472,797	–

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2019.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Commission File Number 001-31914

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

By Order of the Board

CHINA LIFE INSURANCE COMPANY LIMITED

Wang Bin

Chairman

Beijing, China

22 August 2019